Our ref
Your ref
Telephone
Date


Legal &
General

03 AUG -5 AM 7:21

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA


03029032

31 July 2003

Dear Sirs

SUPPL

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2003 Interim Results*

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

PN Horsman
Head of Investor Relations

Enc.

dlw 8/6

Stock Exchange Release - Part 1

24 July 2003

Legal & General Group Plc
Interim Results for the six months to 30 June 2003

- Improved new business contribution
- Record funds under management
- Good operating performance from GI and international businesses
- Improved Form 9 free asset ratio
- Dividend increased by 2.6% to 1.57p per share

03 AUG -5 AM 7:21

Group Chief Executive, David Prosser, said: "Despite tough market conditions, Legal & General has had a good start to the year with an improved new business contribution. These results demonstrate the benefits of our prudent approach to both product and capital management.

In our core UK market place, our leading position in providing e-support to intermediaries has contributed to improvements in both our margin and our distribution reach. Our financial strength, demonstrated by our Form 9 free asset ratio, by our AAA financial strength rating from Standard & Poor's and by our A++ rating from A M Best, remains an important differentiator for us.

With a more stable investment market anticipated for the second half of the year and with the benefit of the management initiatives we have taken, we expect improving demand for our products over the rest of the year."

Highlights

	Achieved Profits basis		**Modified Statutory Solvency basis**	
	1H 03	**Change from 1H 02**	**1H 03**	**Change from 1H 02**
Operating profit before tax[1]	£365m	+1%	£258m	-2%
Shareholders' funds[2]	£5,272m	+10%	£3,271m	+25%
Earnings per share (diluted)[3]	3.92p	-12%	2.75p	-13%
Worldwide new business APE[4]	£453m	-9%	£453m	-9%
Contribution from new business[5]	£150m	+34%	N/A	N/A
Interim dividend per share[6]	1.57p	+2.6%	1.57p	+2.6%

[1]From continuing operations.
[2]Shareholders' funds after providing for dividends.
[3]Based on operating profit from continuing operations after tax and assuming full dilution from the convertible bond issued in 2001. The change is shown after adjusting for the bonus element of the rights issue.
[4]Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums, including ISAs and unit trusts.
[5]Contribution before tax from new worldwide life and pensions business.
[6]Change is shown after adjusting the 2002 interim dividend for the bonus element of the rights issue.

The Achieved Profits highlights are based on the methodology issued by the Association of British Insurers in December 2001. Full details of the results can be found in Parts 2 (Achieved Profits), 3 (MSS) and 4 (Legal & General Investment Management).

Analysis of new business (APE)

	1H 03 £m	1H 02 £m
UK life and pensions:		
- individual	231	279
- group	52	39
- total	283	318
UK ISAs and unit trusts	122	131
Total UK	405	449
International	48	49
Worldwide (including unit trusts)	453	498
New institutional fund management	5,980	7,217

UK new business

Demand for retail savings products remained subdued in the second quarter as in the first quarter, resulting in a 10% reduction in new business for the half year at £405m APE (1H02: £449m). Within that result, individual new business (including ISAs and unit trusts) was £353m APE (1H02: £410m).

Individual life

Annual premium sales were unchanged at £71m, benefiting from the strong position we have built up in the life protection market.

Single premium bond sales were 34% lower at £515m (1H02: £776m) reflecting the poor investment environment.

Individual pensions

Following the initial take up of stakeholder schemes in 2002, annual premium business this year fell back to £57m (1H02: £93m). Single premium pension new business was £516m, 37% up from £378m in the first half of 2002, attributable mainly to increased levels of individual annuity sales.

ISAs and Unit trusts

Through the support of our strategic partners and the breadth of our product range, we outperformed the overall market, which experienced a sharp decline in demand. Reflecting this relative strength, our sales declined by only 7% to £122m APE (1H02: £131m).

Regular payment business fell by 39% to £19m (1H02: £31m). However, single payment sales were 2% ahead at £1,025m (1H02: £1,005m). Demand was strongest for our UK Index Trust, the Fixed Interest Trust and for our Protected Portfolio products.

Group business

As a consequence of higher volumes of bulk purchase annuities, group new business increased by 33% to £52m APE (1H02: £39m). For the first half, bulk purchase annuity single premiums more than doubled to £367m (1H02: £175m).

Distribution

We have established a substantial network of business partners, reaching over 15m customers through our bancassurance links. A number of new relationships have been established in the first half of the year, exceeding the level of recruitment in the corresponding period last year. Our skills in managing multi channel distribution position us well to grow this important part of our business even further as the new regulatory framework unfolds.

Capital strength
As at 30 June 2003, the Form 9 ratio for Legal & General Assurance Society was 12.3% (31 December 2002: 12.1%). This includes an implicit item of £1.3bn but makes no use of the realistic waivers granted by the FSA earlier this year. Excluding the implicit item, the ratio was 8.9%.

At 31 December 2002, the market value of assets supporting the UK with-profits business was £23.0bn. This amount exceeded that required to meet guaranteed benefits, expected future bonuses and all other liabilities. The excess comprises capital substantially provided by shareholders over many years and retained in the with-profits fund. At 31 December 2002, this with-profits estate was £1.1bn (31 December 2001: £1.6bn). The reduction over the period primarily arose from the fall in the market value of equities.

Analysis of profit - Achieved Profits Basis

	1H 03 £m	1H 02 £m
Profit on continuing operations:		
UK life and pensions	260	277
International life and pensions	46	36
Institutional fund management	37	40
General insurance	19	22
Other operational income	3	(13)
Operating profit on continuing operations	**365**	**362**
Discontinued operations	-	3
Operating profit	**365**	**365**
Variation from longer term investment return	86	(492)
Change in equalisation provision	(4)	(3)
Effect of economic assumption changes	(8)	(1)
Effect of Budget tax changes	(27)	-
Profit/(loss) on ordinary activities before tax	**412**	**(131)**
Diluted earnings per share	3.92p	4.44p
(Based on operating profit from continuing operations after tax)		

UK life and pensions profit
Operating profit fell by £17m to £260m (1H02: £277m) as a result of the lower opening embedded value for this business and lower assumed returns.

The contribution before tax from new life and pensions business, on an Achieved Profits basis, has shown strong growth reflecting in part the increased volumes of annuity business we have written in the past six months. Careful cost, product and capital management, allied to our good value product strategy, have helped this contribution, expressed as a percentage of APE, to increase to 46% (1H02: 30%).

The contribution from in-force business was lower, reflecting operating assumption changes mainly relating to endowment policies.

International life and pensions
Operating profit from international life and pensions business increased to £46m (1H02: £36m), including a new business contribution of £19m (1H02: £18m). The contribution from in-force business was £20m (1H02: £10m) as claims in the USA reduced towards expected levels.

In the USA, new business APE increased 7% in local currency terms. Operating profit was £28m (1H02 £20m) reflecting the improved claims experience. The new business contribution, as a percentage of APE, remains robust at 41%.

New business volumes for both the Netherlands and France were unchanged at £10m APE. The operating profit was £14m in the Netherlands (1H02: £11m) and £4m in France (1H02: £5m). The combined contribution from new business was £7m (1H02: £6m).

Legal & General Investment Management
In the first half of 2003, Legal & General Investment Management maintained its impressive track record, winning a further £6.0bn of new funds (1H02: £7.2bn). We continued to win an increasing number of bond mandates for both active and indexed management.

The profit from our fund management business was £37m (1H02: £40m), with an unchanged result from managed pension funds, but a lower contribution from our venture capital operation and other external clients. The contribution from new business was £12m (1H02: £15m) reflecting a favourable mix and lower new business volumes.

Group funds under management grew to a record £125bn at 30 June 2003 (31 December 2002: £116bn). Funds under management by Legal & General Investment Management were £123bn (31 December 2002: £114bn), of which over 60% was held for external clients.

General insurance
Once again, all classes of business achieved underwriting profits. In addition, net written premiums grew 30% to £184m (1H02: £141m) as the existing joint venture with the Woolwich was extended to customers of Barclays Bank.

The household account, which represents nearly 80% of net premiums written, produced an increased operating profit of £10m (1H02: £8m). The total operating profit at £19m (1H02: £22m) reflected a lower profit from other business after a very strong contribution in 2002.

Other operational income
Other operational income comprises the longer term investment return arising from investments held outside the UK long term fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. The contribution of £3m (1H02: £13m loss) reflects the additional investment return on the proceeds of the 2002 rights issue. This was partly offset by increased interest expense on a higher level of shareholder debt following the transfer in 2002 of our US subsidiary to the Group holding company from Legal & General Assurance Society and by new business strain and reduced fee income from our retail investment business.

Profit on ordinary activities
The Group's operating profit on continuing operations before tax was £365m (1H02: £362m). The result from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed at the end of 2002, was a profit of £412m (1H02: £131m loss). This includes a positive investment return variance of £86m (1H02: a negative variance of £492m). The largest impact came from UK life and pensions, where there was a positive variance of £56m (1H02: a negative variance of £425m). The investment return on the equity and property portfolio was 2.8% above the assumption for the period (1H02: 9.7% below assumption).

Effect of UK Budget tax changes
Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect has been reported as a charge before tax of £27m.

Balance sheet
At 30 June 2003, the embedded value of the Group's long term businesses was £4,930m (31 December 2002: £4,790m). At 30 June 2003, shareholders' funds on the Achieved Profits basis amounted to £5,272m (31 December 2002: £5,061m), an increase of 6% before providing for the 2003 interim dividend of £102m.

Analysis of profit - Modified Statutory Solvency (MSS) basis

	1H 03 £m	1H 02 £m
Profit on continuing operations:		
Life and pensions operating profit	211	230
Institutional fund management	25	23
General insurance	19	22
Other operational income	3	(13)
Operating profit on continuing operations	258	262
Profit/(loss) before tax	244	(192)
Diluted earnings per share (Based on operating profit from continuing after tax)	2.75p	3.16p

Operating profit on continuing operations was £258m (1H02: £262m), reflecting lower profits from life and pensions and general insurance business partly offset by improved profits from institutional fund management and an increased contribution from other operational income.

The UK life and pensions operating profit before tax fell to £174m (1H02: £200m), reflecting lower levels of with-profits bonuses. The accrued transfer from non-profit business has been calculated as a smoothed investment return on the shareholder net worth and the embedded value of non-profit business, augmented by the distribution in respect of the intra-group subordinated debt capital attributed to the shareholder retained capital. The external servicing cost of that debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses increased to £37m (1H02: £30m). Results for the USA and the Netherlands have benefited from strong growth in the book of business over recent years.

The contribution to profit before tax from the shareholder retained capital in the UK long term fund was a negative £30m (1H02: negative £424m). This reflected significantly improved investment returns, the lower net capital invested in new non-profit business and the transfer to shareholders from this business.

Payment of dividend
The interim dividend of 1.57p per share will be paid on 1 October 2003 to shareholders registered at the close of business on 12 September. The shares go ex-dividend on 10 September. A Dividend Re-investment Plan is available to shareholders.

Enquiries to:
Investors:
Andrew Palmer, Group Director (Finance) 020 7528 6286

Peter Horsman, Head of Investor Relations 020 7528 6362

Media:
John Morgan, Head of Public Relations 020 7528 6213

Anthony Carlisle, Citigate Dewe Rogerson 07973 611888

Notes:

- These financial statements have been reviewed by PricewaterhouseCoopers and prepared in conjunction with our consulting actuaries - Tillinghast Towers-Perrin and, in the USA, Milliman USA.
- Issued share capital at 30 June 2003 was: 6,502,831,625 shares of 2.5p each.
- A copy of this announcement can be found in the News and Results section of our Shareholder site at http://investor.legalandgeneral.com/releases.cfm
- The results presentation to analysts and fund managers will also be available later today at http://investor.legalandgeneral.com/presentations.cfm

Financial Calendar:

Third quarter 2003 new business results	20 October 2003
Full year 2003 new business results	19 January 2004
Preliminary results for 2003	26 February 2004
Annual General Meeting and first quarter 2004 new business results	28 April 2004
Interim results for 2004 and second quarter new business results	29 July 2004
Third quarter 2004 new business results	20 October 2004

Part 2

Legal & General Group Plc

P1

03 AUG -5 AM 7:21

Consolidated Profit and Loss Account - Achieved Profits Basis

Six months ended 30 June 2003

	Notes	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Profit on continuing operations				
Life and pensions	1	**306**	313	581
Institutional fund management		**37**	40	92
General insurance	4	**19**	22	46
Other operational income	5	**3**	(13)	(24)
Operating profit on continuing operations		**365**	362	695
Profit on discontinued operations				
Other operational income - Banking		**-**	3	4
Operating profit		**365**	365	699
Variation from longer term investment return	7	**86**	(492)	(1,174)
Change in equalisation provision		**(4)**	(3)	(5)
Effect of economic assumption changes	8	**(8)**	(1)	(6)
Effect of UK Budget tax changes	9	**(27)**	-	-
Profit on sale of banking operations	10	**-**	-	36
Profit/(loss) on ordinary activities before tax		**412**	(131)	(450)
Tax (charge) on operating profit		**(105)**	(105)	(197)
Tax credit on other profits/(losses)		**0**	99	224
Tax (charge)/credit on profit/(loss) on ordinary activities		**(105)**	(6)	27
Profit/(loss) for the financial period		**307**	(137)	(423)
Dividends		**(102)**	(86)	(297)
Retained profit/(loss)		**205**	(223)	(720)
Earnings per share		p	p	p
Based on operating profit after tax on continuing operations		**4.01**	4.58	8.50
Based on profit/(loss) for the financial period		**4.73**	(2.44)	(7.21)
Diluted earnings per share				
Based on operating profit after tax on continuing operations		**3.92**	4.44	8.28
Based on profit/(loss) for the financial period		**4.61**	(2.44)	(7.21)
Dividend per share		**1.57**	1.53	4.78

These financial statements were approved by the Board on 23 July 2003 and have been prepared for long term business using the Achieved Profits (AP) basis. The Modified Statutory Solvency (MSS) results are included in Part 3.
The results for the six months to 30 June 2003 and 30 June 2002 are unaudited, but have been subject to a review by the auditors and constitute non-statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2002. The results for the year ended 2002 have been taken from the financial statements for the year ended 2002 which have been filed with the Registrar of Companies and include an auditors' report which is unqualified and does not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Legal & General Group Plc

Consolidated Balance Sheet - Achieved Profits Basis

Six months ended 30 June 2003

	Notes	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Assets				
Investments	12	**33,884**	34,234	32,442
Assets held to cover linked liabilities		**75,733**	72,162	69,723
Long term in-force business asset		**2,028**	2,190	1,916
Other assets		**5,548**	3,431	4,489
		117,193	112,017	108,570
Liabilities				
Shareholders' funds	14	**5,272**	4,775	5,061
Fund for future appropriations		**633**	1,078	516
Technical provisions				
- Technical provisions for linked liabilities		**75,557**	72,011	69,413
- Long term business provisions		**32,350**	29,697	30,679
- General insurance provisions		**360**	327	345
		108,267	102,035	100,437
Borrowings	15	**1,409**	1,762	1,589
Other creditors		**1,612**	2,367	967
		117,193	112,017	108,570

Statement of Total Recognised Gains and Losses

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Profit/(loss) for the financial period	**307**	(137)	(423)
Exchange gains/(losses)	**6**	2	(5)
Total recognised gains and losses	**313**	(135)	(428)

Legal & General Group Plc

New business

Six months ended 30 June 2003

New Annual Premium Equivalent	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Insurance business			
Life	**135**	163	314
Pensions	**148**	155	294
UK	**283**	318	608
USA	**28**	29	57
Netherlands	**10**	10	19
France	**9**	8	16
	47	47	92
Insurance total	**330**	365	700
Retail investment business			
UK	**122**	131	203
France	**1**	2	3
Total new business	**453**	498	906
International insurance new business expressed at 30 June 2003 exchange rates			
USA	**28**	26	56
Netherlands	**10**	11	21
France	**9**	9	17
	47	46	94

Annual Premium Equivalent (APE) is calculated for total new business, including unit trusts and ISAs but excluding institutional fund management, and comprises the new annual premiums together with 10% of single premiums.

Institutional fund management	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Managed pension funds *			
- Pooled funds	**5,207**	6,325	12,359
- Segregated funds	**359**	477	1,039
- Limited partnerships	**239**	103	167
	5,805	6,905	13,565
Other funds	**175**	312	402
	5,980	7,217	13,967

* New monies from pension fund clients of Legal & General Assurance (Pensions Management) Ltd.
Corporate pensions gross new business excludes £1.0bn (1H02: £0.7bn; FY02: £2.1bn) which is held on a temporary basis, generally as part of a portfolio reconstruction.

Legal & General Group Plc

New business

Six months ended 30 June 2003

	6 months 30.6.03 £m	3 months 30.6.03 £m	3 months 31.3.03 £m	6 months 30.6.02 £m	3 months 30.6.02 £m	3 months 31.3.02 £m
UK annual premiums						
Insurance business						
Life						
- Mortgage-related	48	27	21	49	25	24
- Protection	23	12	11	22	12	10
- Group risk	13	6	7	14	8	6
Pensions						
- Individual pensions	57	28	29	93	50	43
- Group pensions	2	1	1	4	2	2
	143	74	69	182	97	85
Retail investment business						
ISAs	15	9	6	26	17	9
Unit trusts	4	3	1	5	3	2
Total	162	86	76	213	117	96
UK single premiums						
Insurance business						
Bonds						
- With-profits	329	134	195	665	312	353
- Other	186	108	78	111	63	48
Pensions						
- Individual pensions	165	75	90	150	72	78
- Annuities - individual	314	154	160	185	86	99
- Annuities - bulk purchase	367	119	248	175	87	88
- Other group business	3	2	1	28	15	13
- DSS rebates	37	20	17	43	20	23
	1,401	612	789	1,357	655	702
Retail investment business						
ISAs	393	273	120	536	330	206
Unit trusts	632	304	328	469	251	218
Total	2,426	1,189	1,237	2,362	1,236	1,126
UK APE						
Individual life and pensions	231	116	115	279	142	137
Retail investments	122	70	52	131	78	53
by channel						
- Independent financial advisers	188	93	95	180	98	82
- Business partnerships	123	65	58	164	83	81
- Business partnerships direct	19	13	6	29	16	13
- Direct	23	15	8	37	23	14
Total UK individual	353	186	167	410	220	190
Group	52	19	33	39	21	18
Total	405	205	200	449	241	208

Legal & General Group Plc

New business

Six months ended 30 June 2003

	6 months 30.6.03 £m	3 months 30.6.03 £m	3 months 31.3.03 £m	6 months 30.6.02 £m	3 months 30.6.02 £m	3 months 31.3.02 £m
International annual premiums						
Insurance business						
USA	27	13	14	29	14	15
Netherlands	6	4	2	5	3	2
France	4	3	1	3	2	1
Total	37	20	17	37	19	18
International single premiums						
Insurance business						
USA	8	7	1	0	0	0
Netherlands	46	17	29	53	21	32
France	49	23	26	53	24	29
	103	47	56	106	45	61
Retail investment business						
France	10	5	5	16	9	7
Total	113	52	61	122	54	68

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

1. Operating profit from long term business

	UK	International	Life and pensions Total	Managed pension funds *	Total
Six months ended 30.6.03	£m	£m	£m	£m	£m
Contribution from:					
New business	**131**	**19**	**150**	**12**	**162**
In-force business					
- expected return	**108**	**22**	**130**	**6**	**136**
- experience variances	**0**	**(2)**	**(2)**	**1**	**(1)**
- operating assumption changes	**(50)**	**0**	**(50)**	**10**	**(40)**
Shareholder net worth	**71**	**7**	**78**	**3**	**81**
Operating profit	**260**	**46**	**306**	**32**	**338**
Six months ended 30.6.02					
Contribution from:					
New business	94	18	112	15	127
In-force business					
- expected return	128	23	151	7	158
- experience variances	(18)	(14)	(32)	7	(25)
- operating assumption changes	(7)	1	(6)	2	(4)
Development costs	(3)	-	(3)	(1)	(4)
Shareholder net worth	83	8	91	2	93
Operating profit	277	36	313	32	345
Full year ended 31.12.02					
Contribution from:					
New business	211	38	249	32	281
In-force business					
- expected return	264	46	310	15	325
- experience variances	(25)	(18)	(43)	14	(29)
- operating assumption changes	(105)	1	(104)	16	(88)
Development costs	(3)	-	(3)	(1)	(4)
Shareholder net worth	159	13	172	7	179
Operating profit	501	80	581	83	664

* Included in the Institutional fund management result of £37m (1H02: £40m; FY02: £92m).

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

2. Life and pensions gross premiums and operating profit

	30.6.03 Premiums written £m	30.6.03 Operating profit £m	30.6.02 Premiums written £m	30.6.02 Operating profit £m	Full year 2002 Premiums written £m	Full year 2002 Operating profit £m
UK	**2,193**	**260**	2,085	277	4,229	501
USA	**154**	**28**	142	20	285	50
Netherlands	**75**	**14**	78	11	137	23
France	**73**	**4**	74	5	153	7
	2,495	**306**	2,379	313	4,804	581

International life and pensions gross premiums and operating profit expressed at 30 June 2003 exchange rates are:

	30.6.02 Premiums written £m	30.6.02 Operating profit £m	Full year 2002 Premiums written £m	Full year 2002 Operating profit £m
USA	131	18	278	49
Netherlands	83	12	146	24
France	79	5	163	7

3. Sterling exchange rates used

	30.6.03	30.6.02	31.12.02
United States dollar	**1.65**	1.52	1.61
Euro	**1.44**	1.54	1.53

4. General insurance net premiums and operating profit

	30.6.03 Premiums written £m	30.6.03 Operating profit £m	30.6.02 Premiums written £m	30.6.02 Operating profit £m	Full year 2002 Premiums written £m	Full year 2002 Operating profit £m
Household	**146**	**10**	108	8	231	18
Other business	**38**	**9**	33	14	73	28
Total	**184**	**19**	141	22	304	46

Legal & General Group Plc

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

5. Other operational income

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Shareholders' other income			
- Investment return on shareholders' funds	**50**	21	54
- Interest expense	**(30)**	(21)	(52)
	20	0	2
Other operations	**(10)**	(8)	(14)
Unallocated corporate and development expenses	**(7)**	(5)	(12)
	3	(13)	(24)

6. General insurance and shareholders' investment return

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Investment income	**41**	22	57
Interest expense and charges	**(31)**	(21)	(52)
Realised investment losses	**(6)**	0	(6)
Unrealised investment appreciation/(depreciation)	**45**	(22)	(42)
	49	(21)	(43)
reported within:			
General insurance	**9**	9	18
Other operational income	**20**	0	2
Variation from longer term investment return			
- General insurance	**1**	(9)	(21)
- Other operational income	**19**	(21)	(42)
	20	(30)	(63)

The investment return shown represents the return on the General insurance and Corporate funds.
Shareholders' other income, reported within Other operational income, has been allocated based on a longer term rate of investment return with the variation from the actual return being reported as Variation from longer term investment return.

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

7. Variation from longer term investment return

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Life and pensions			
- UK	**56**	(425)	(1,045)
- International	**7**	(13)	(18)
Total life and pensions	**63**	(438)	(1,063)
Managed pension funds	**3**	(24)	(48)
Total long term business	**66**	(462)	(1,111)
General insurance	**1**	(9)	(21)
Other operational income	**19**	(21)	(42)
	86	(492)	(1,174)

For long term business, the variation from longer term investment return represents the effect of the investment performance in respect of shareholder net worth and in-force business, compared with embedded value assumptions at the beginning of the period.

8. Effect of economic assumption changes

	30.6.03 £m	30.6.02 £m	Full year 2002 £m
Life and pensions			
- UK	**(1)**	1	(14)
- International	**(7)**	(2)	8
Total long term business	**(8)**	(1)	(6)

9. Effect of UK Budget tax changes

Changes in the 2003 Budget to the corporation tax rates applicable to the policyholders' share of certain income and gains reduced the UK life and pensions embedded value by £19m. The effect has been reported as a charge before tax of £27m.

10. Sale of Banking operations

The sale of Legal & General Bank Ltd and Legal & General Mortgage Services Ltd, two wholly owned subsidiaries, to Northern Rock plc, was completed on 1 August 2002. The results to the date of sale have been reported as discontinued business. This transaction resulted in an exceptional profit before tax of £36m (£36m after tax) and generated net proceeds of £133m.

11. Acquisition of Alliance & Leicester Life Assurance Company Ltd

The acquisition of Alliance & Leicester Life Assurance Company Ltd from Alliance & Leicester plc was completed on 3 September 2002. The acquisition cost of £89m represented £22m for the value of the in-force business and £67m for the net assets of the company. The results have been accounted for as an acquisition in the Group's consolidated financial statements.

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

12. Funds under management

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Land and buildings	**3,839**	3,266	3,589
Shares, variable yield securities and unit trusts	**10,922**	11,964	10,139
Debt and other fixed income securities	**17,679**	15,029	15,977
Loans secured by mortgages	**191**	1,670	204
Other loans and investments	**97**	338	144
Deposits with credit institutions	**1,156**	1,967	2,389
Total investments	**33,884**	34,234	32,442
Assets held to cover linked liabilities	**75,733**	72,162	69,723
Funds included in the consolidated balance sheet	**109,617**	106,396	102,165
Segregated funds	**8,714**	8,334	8,970
Unit trusts, ISAs and PEPs	**6,176**	5,353	5,117
Total funds under management	**124,507**	120,083	116,252
representing:			
Managed in the UK			
- Active	**39,158**	34,204	36,018
- Index tracking	**82,265**	80,353	76,855
- For overseas subsidiaries	**1,160**	1,109	1,119
	122,583	115,666	113,992
Other including managed overseas	**1,924**	2,672	2,260
	124,507	118,338	116,252
Investments of discontinued banking operations	-	1,745	-
	124,507	120,083	116,252
including Institutional funds under management:			
Managed pension funds			
- Pooled	**64,600**	62,522	60,397
- Segregated	**6,980**	5,702	6,308
	71,580	68,224	66,705
Other funds	**3,084**	2,632	2,662
	74,664	70,856	69,367

The reported asset mix shown above does not reflect the use of derivatives. The effect of outstanding futures contracts is to change the mix as if the value reported for shares, variable yield securities and unit trusts increased by £48m (1H02: £83m; FY02: £631m); deposits would be changed by corresponding amounts. The effect of other derivatives is not considered significant enough to be reported separately.

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

13. Embedded value

	UK £m	International £m	Life and pensions Total £m	Managed pension funds £m	Total £m
Six months ended 30.6.03					
At 1 January	3,887	641	4,528	262	4,790
Exchange rate movements	-	(2)	(2)	-	(2)
	3,887	639	4,526	262	4,788
Profit after tax	210	29	239	25	264
Distributions	(122)	0	(122)	-	(122)
At end of period	3,975	668	4,643	287	4,930
comprising:					
Value of in-force business	2,296	432	2,728	142	2,870
Shareholder net worth **	1,679	236	1,915	145	2,060
	3,975	668	4,643	287	4,930
Six months ended 30.6.02					
At 1 January	4,432	633	5,065	252	5,317
Exchange rate movements	-	(11)	(11)	-	(11)
	4,432	622	5,054	252	5,306
(Loss)/profit after tax	(141)	14	(127)	6	(121)
Capital movements *	100	-	100	-	100
Distributions	(140)	(1)	(141)	-	(141)
At end of period	4,251	635	4,886	258	5,144
comprising:					
Value of in-force business	2,474	401	2,875	129	3,004
Shareholder net worth **	1,777	234	2,011	129	2,140
	4,251	635	4,886	258	5,144

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

13. Embedded value (continued)

	UK £m	International £m	Life and pensions Total £m	Managed pension funds £m	Total £m
Full year ended 31.12.02					
At 1 January	4,432	633	5,065	252	5,317
Exchange rate movements	-	(36)	(36)	-	(36)
	4,432	597	5,029	252	5,281
(Loss)/profit after tax	(502)	45	(457)	25	(432)
Capital movements *	214	(1)	213	-	213
Distributions	(257)	-	(257)	(15)	(272)
At 31 December	3,887	641	4,528	262	4,790
comprising:					
Value of in-force business	2,153	408	2,561	132	2,693
Shareholder net worth **	1,734	233	1,967	130	2,097
	3,887	641	4,528	262	4,790

* Capital movements in 1H02 comprised an increase in subordinated debt of £100m; FY02 comprised an increase in subordinated debt of £100m together with £114m representing proceeds from the sale of Legal & General Bank Limited allocated to the shareholder retained capital (SRC).

** For the UK life and pensions business, shareholder net worth comprises the SRC on the MSS basis, adjusted for deferred acquisition costs, and the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m (1H02: £602m; FY02: £602m) but excludes the net liabilities of £12m (1H02: net assets of £71m; FY02: net liabilities of £11m) of the UK long term fund (LTF) operational subsidiaries.

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

14. Shareholders' funds

Segmental analysis

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
Embedded value of life and pensions businesses:			
- UK *	**3,975**	4,251	3,887
- USA	**492**	486	486
- Netherlands	**101**	84	87
- France	**75**	65	68
	4,643	4,886	4,528
Institutional fund management **	**321**	294	293
	4,964	5,180	4,821
General insurance	**108**	95	101
Corporate funds ***	**200**	(500)	139
	5,272	4,775	5,061
Movement			
At 1 January	**5,061**	4,994	4,994
Profit/(loss) for the financial period	**307**	(137)	(423)
Exchange movements	**6**	2	(5)
Dividends	**(102)**	(86)	(297)
Increase in share capital/share premium	**0**	2	792
At end of period	**5,272**	4,775	5,061

* Including £602m (1H02: £602m; FY02: £602m) of intra-group subordinated debt capital attributed to the SRC.

** Including £287m (1H02: £258m; FY02: £262m) net assets of managed pension funds business.

*** Corporate funds include the convertible debt of £517m (1H02: £515m; FY02 £516m) and the senior debt of £602m (1H02: £602m; FY02: £602m) which has been onlent to the UK Long Term Fund and the net proceeds of £788m from the 2002 rights issue.

15. Borrowings

	At 30.6.03 £m	At 30.6.02 £m	At 31.12.02 £m
2.75% Convertible bond 2006	**517**	515	516
Medium Term Notes 2031-2041	**597**	597	597
Medium Term Notes 2003-2004	**36**	454	369
Commercial paper 2003	**258**	179	89
Bank loans 2003	**1**	17	18
Total borrowings	**1,409**	1,762	1,589

The convertible bond matures in 2006 with a coupon of 2.75% p.a. and is convertible into ordinary shares of the Company at 184p per share. If converted, this bond would give rise to the issue of 285.3m new ordinary shares which represents approximately 4.4% of the current issued share capital.

Notes to Financial Statements - Achieved Profits Basis

Six months ended 30 June 2003

16. Embedded value assumptions

UK life and pensions

Key economic assumptions are set out below and should be read in conjunction with the notes to the supplementary financial statements in the 2002 Report and Accounts. The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property and the risk discount rate have been set by reference to the gilt assumption.

	30.6.03 % p.a.	30.6.02 % p.a.	31.12.02 % p.a.	31.12.01 % p.a.
UK				
Investment return				
- Gilts				
- Fixed interest	**4.3**	5.0	4.5	5.0
- RPI linked	**4.2**	5.0	4.4	5.0
- Non-gilts				
- Fixed interest	**4.8 - 5.5**	5.4 - 6.2	4.9 - 5.8	5.4 - 6.3
- RPI linked	**4.8 - 5.2**	5.2 - 5.6	4.8 - 5.3	5.1 - 5.8
- Equities and property	**6.9**	7.6	7.1	7.6
Risk discount rate (after tax)	**6.8**	7.5	7.0	7.5
Inflation				
- Expenses/earnings	**3.5**	3.7	3.3	3.5
- Indexation	**2.5**	2.7	2.3	2.5
USA				
Reinvestment rate	**4.3**	5.9	4.8	6.5
Risk discount rate (after tax)	**6.1**	7.4	6.4	7.6
Europe				
Government bond return	**4.0**	5.2	4.5	5.0
Risk discount rate (after tax)	**7.5**	8.5	8.0	8.5

Operational assumptions, which are reviewed annually to reflect recent operating experience, are largely unchanged from those made at the end of 2002 except for certain assumption changes primarily relating to mortgage endowment policies. The value of new business has been calculated using actual acquisition costs.

17. Alternative assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property yields on the UK life and pensions embedded value and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equities/property yields £m
Effect on embedded value at 30 June 2003	3,975	+260	-230	+240
Effect on new business contribution for the period	131	+19	-16	+9

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

18. Contingent liabilities, guarantees and indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them.

Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph "liabilities"). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to an increased number of claims from holders of endowment policies. An increased provision has been made in respect of this. It is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

Legal & General Assurance Society Limited ("the Society") is involved in arbitration proceedings with Munich Reinsurance Company ("the reinsurer"), in which the reinsurer is seeking to avoid or to rectify its reinsurance of a substantial tranche of the Society's individual term assurance business on the basis of mistaken pricing by the reinsurer. If the reinsurer were successful in its claim, the reported profit for the Group would be adversely affected on an AP basis, and there would be an adverse impact on the reported change in the SRC and profit before tax on an MSS basis. How significant the financial impact would be would depend on the terms on which any rectification were to be made or, if the reinsurance were declared void, the terms of the alternative arrangements which the Society would then make. Having taken advice from Leading Counsel, the directors are confident that the reinsurer's claim will fail and that it is unlikely that a material loss will arise. Further details are not given at this time to avoid any prejudice to the legal proceedings.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv, (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands), provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.